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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

ARTISTdirect, Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
04315D400
(CUSIP Number)
Jonathan Brooks
JMB Capital Partners, L.P.
1999 Avenue of the Stars, Suite 2040
Los Angeles, California 90067
(310) 286-2929
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 1, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	04315D400

1	NAMES OF REPORTING PERSONS: JMB Capital Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	7	SOLE VOTING POWER:

NUMBER OF		2,166,667

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,166,667

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,166,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	23.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	04315D400

1	NAMES OF REPORTING PERSONS: Smithwood Partners, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	7	SOLE VOTING POWER:

NUMBER OF		2,166,667

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,166,667

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,166,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	23.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	04315D400

1	NAMES OF REPORTING PERSONS: Jonathan Brooks

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		2,166,667

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,166,667

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,166,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	23.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	04315D400

1	NAMES OF REPORTING PERSONS: Smithwood Advisers, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	7	SOLE VOTING POWER:

NUMBER OF		2,166,667

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,166,667

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,166,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	23.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN, HC

CUSIP No.	04315D400

1	NAMES OF REPORTING PERSONS: Smithwood General Partner, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	7	SOLE VOTING POWER:

NUMBER OF		2,166,667

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,166,667

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,166,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	23.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO, HC

Item 1. Security and Issuer
This Schedule 13D relates to 2,166,667 shares (the “Shares”) of common stock, par value $0.01 per share (“Common Stock”), of ARTISTdirect, Inc., a Delaware corporation (the “Issuer”). The Fund acquired the Shares on April 27, 2006 through exercise of its Warrant to purchase said Shares at a purchase price of $1.85 per share. The principal executive offices of the Issuer are located at 10900 Wilshire Boulevard, Suite 1400, Los Angeles, California 90024.
Item 2. Identity and Background
(a)	This Schedule 13D is being filed by JMB Capital Partners, L.P., Smithwood Partners, LLC, Smithwood Advisers, L.P., Smithwood General Partner, LLC and Mr. Jonathan Brooks, (collectively, the “Reporting Persons”).
JMB Capital Partners, L.P. is a California limited partnership (the “Fund”).
Smithwood Partners, LLC, a California limited liability company (the “General Partner”), is the general partner of the Fund.
Smithwood Advisers, L.P. is a California limited partnership (the “Investment Adviser”) and the Fund’s investment adviser.
Smithwood General Partner, LLC is a California limited liability company (“Smithwood”) and is the general partner of the Investment Adviser.
Mr. Brooks is the controlling owner and manager of Smithwood and the General Partner.
(b)	The principal business address of each Reporting Person is 1999 Avenue of the Stars, Suite 2040, Los Angeles, California 90067.

(c)	The principal business of the Fund and the General Partner is investing in companies.
The principal business of Smithwood and the Investment Adviser is investment management.
The principal occupation of Mr. Brooks is investment management.
(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Brooks is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
The aggregate purchase price of the Shares owned by the Reporting Persons is $4,008,333.95. The source of funds used by the Fund to purchase the Shares was working capital derived from capital contributions from its limited partners.

Item 4. Purpose of Transaction
The Reporting Persons acquired and currently hold the Shares for investment purposes. The Reporting Persons intend to review their investment in the Issuer from time to time and, depending upon the price and availability of the Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer.
Except as described herein, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a)	Each Reporting Person may be deemed to be the beneficial owner of 2,166,667 shares of Common Stock. The aggregate percentage of shares of Common Stock reported owned by each Reporting Person is 23.5% of the outstanding shares of Common Stock. Such percentage is based upon 9,206,624 shares of Common Stock outstanding as of April 24, 2006, which is the total number of outstanding shares of Common Stock after giving effect to the acquisition of the Shares.

(b)	The Fund has sole voting and dispositive power with respect to the Shares owned by it. As general partner of the Fund, the General Partner may be deemed to beneficially own the Shares. As general partner of the Fund, the General Partner has sole voting and dispositive power with respect to the Shares owned by the Fund by virtue of its authority to vote and dispose of such shares. As investment adviser of the Fund, the Investment Adviser has sole voting and dispositive power with respect to the Shares owned by the Fund. As general partner of the Investment Adviser, Smithwood has sole voting and dispositive power with respect to the Shares owned by the Fund. As the sole member and manager of the General Partner and controlling owner and manager of Smithwood, Mr. Brooks beneficially owns the Shares. As the sole member and manager of the General Partner and controlling owner and manager of Smithwood, Mr. Brooks has sole voting and dispositive power with respect to the Shares owned by the Fund by virtue of his authority to vote and dispose of such shares.

(c)	The Fund acquired the Shares on April 27, 2006 through exercise of its Warrant to purchase said Shares at a purchase price of $1.85 per share.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuers.

Item 7. Material to Be Filed as Exhibits

Exhibit
Number	Description

1	Joint Filing Agreement

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 15, 2006

JMB CAPITAL PARTNERS, L.P.

By:	Smithwood Partners, LLC, its General Partner

	By:	\s\Jonathan Brooks

	Name:	Jonathan Brooks
	Title:	Sole Member and Manager

SMITHWOOD PARTNERS, LLC

By:	\s\Jonathan Brooks

Name:	Jonathan Brooks
Title:	Sole Member and Manager

SMITHWOOD ADVISERS, L.P.

By:	Smithwood General Partner, LLC, its General Partner

	By:	\s\Jonathan Brooks

	Name:	Jonathan Brooks
	Title:	Managing Member

SMITHWOOD GENERAL PARTNER, LLC

By:	\s\Jonathan Brooks

Name: Jonathan Brooks
Title: Managing Member

JONATHAN BROOKS

\s\ Jonathan Brooks

Jonathan Brooks, an individual